Exhibit 99.4

NICE Receives Star Performer Award for Real-Time Authentication
Solution from Speech Technology Magazine

NICE recognized as a leading speech technology innovator that is helping organizations efficiently and safely improve the customer experience

RA’ANANA, ISRAEL, August 19, 2014 – NICE Systems (NASDAQ: NICE) today announced that it won a Star Performer Award from Speech Technology magazine for its NICE Real-Time Authentication solution.

The NICE Real-Time Authentication solution uses voice biometrics to validate customers as they conduct a conversation with a contact center agent, using their voice as a unique identifier, all without PINs, passwords or key phrases to remember. This has been proven to simplify the often rigorous authentication process and reduce average handle time by up to 45 seconds per call. NICE not only improves the customer experience but provides additional layers of security to protect customers, including dynamic security questions as a second layer of authentication for elevated risk scenarios such as suspected fraudulent calls or high worth transactions.

Voice biometrics has long been hindered by an arduous registration process, which resulted in low enrollment and therefore lower returns. NICE Seamless™ Passive Enrollment creates voice prints from previous call recordings, solving this problem and enabling a scalable, cost effective solution.

David Myron, Speech Technology magazine's editorial director
Speech Technology’s Star Performer Award recognizes the industry’s biggest speech technology innovators. “These technologies will undoubtedly help shape the future of the speech technology industry. The awards reveal some of the hottest industry developments. The most notable advancements are in various speech-enabled mobile applications (such as voice biometrics, visual IVR, wearables, and mobile voice search), as well as natural language and analytics technologies.”

Miki Migdal, President, NICE Enterprise Product Group
“We are thrilled to be recognized by Speech Technology magazine for NICE Real-Time Authentication. Our solution is changing the way companies service their customers by helping them quickly and safely improve the customer experience while protecting against fraud. This award is further proof of how NICE develops innovative technology to help organizations get closer to their customers.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.